IBOD Imaging, Inc.

10 Forest Avenue,

Paramus, NJ 07652

February 17, 2012

VIA EDGAR and OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	IBOD Imaging, Inc. – Application for Withdrawal of Form 10 Registration Statement (File No. 000-32523)

Ladies and Gentlemen:

IBOD Imaging, Inc, a Delaware corporation (the “Company”), hereby requests the withdrawal, effective immediately, of the above-referenced registration statement, originally filed on January 17, 2012, together with all exhibits (the “Registration Statement”). The Registration Statement was filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and relates to the registration of Common Stock, par value $0.0001 per share, of the Company as a class of securities for purposes of the Exchange Act. The Company has determined to withdraw the Registration Statement prior to its effectiveness because the Commission has requested the Company wait the mandatory ninety day period required to effectuate the Company’s Form 15 prior to making any subsequent filings.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (201) 843-0745, with a copy to the Company’s outside legal counsel, Lucosky Brookman LLP, Joseph M. Lucosky, Esq., 33 Wood Avenue South, Iselin, NJ 08830, facsimile number (732) 395-4401.

Very truly yours,

/s/ Michael Jorgenson

Michael Jorgenson Chief Executive Officer IBOD Imaging, Inc.